Exhibit 99.1

(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2018 and 2017

UNAUDITED

_______________________

Auryn Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

Unaudited - (Expressed in thousands of Canadian dollars)

	As at June 30,	As at December 31,	As at January 1,
	2018	2017	2017
		Restated (note 3)	Restated (note 3)
Assets

Current assets:
Cash	$5,600	$2,474	$2,457
Marketable securities	266	425	625
Amounts receivable	117	645	235
Prepaid expenses and deposits	1,163	1,167	319
Deferred acquisition costs	–	–	160

	7,146	4,711	3,796

Non-current assets:
Restricted cash	115	115	115
Mineral property interests (note 4)	38,402	37,258	36,050
Equipment	1,609	1,675	1,786
	40,126	39,048	37,951
Total assets	$47,272	$43,759	$41,747

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,065	$1,053	818
Flow-through share premium liability (note 5)	307	185	–

	1,372	1,238	818

Non-current liabilities:
Provision for site reclamation and closure	1,681	1,662	1,747

Total liabilities	$3,053	$2,900	$2,565

Equity:
Share capital	$116,516	$105,870	$67,553
Share option and warrant reserve	6,438	6,046	$6,108
Accumulated other comprehensive income	97	(60)	$18
Deficit	(78,832)	(70,997)	$(34,497)

Total equity	$44,219	$40,859	$39,182
Total liabilities and equity	$47,272	$43,759	$41,747

Subsequent events (note 14)

Approved on behalf of the Board of Directors:

"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
		Restated (note 3)		Restated (note 3)
Operating expenses
Exploration and evaluation costs (note 6)	$3,272	$8,963	$5,563	$12,222
Fees, salaries and other employee benefits	874	1,277	1,403	2,165
Legal and professional fees	85	79	138	128
Marketing and investor relations	334	518	640	779
Insurance	77	27	162	43
Office and administration	123	162	218	327
Regulatory, transfer agent and shareholder information	58	75	140	129
	4,823	11,101	8,264	15,793

Other expenses (income):
Project investigation costs	39	43	57	81
Accretion of provision for site reclamation and closure	10	10	19	20
Interest and other income	(34)	(77)	(46)	(141)
Amortization of flow-through share premium (note 5)	(459)	(1,902)	(615)	(2,508)
(Gain) loss on marketable securities	(14)	132	159	173
Foreign exchange loss (gain)	7	41	(3)	2
	(451)	(1,753)	(429)	(2,373)
		-
Loss for the period	$4,372	$9,348	$7,835	$13,420

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations	$(91)	$20	(157)	21

Other comprehensive loss (income) for the period	(91)	20	(157)	21

Total comprehensive loss for the period	$4,281	$9,368	$7,678	$13,441

Basic and diluted loss per share (note 12)	$0.05	$0.12	$0.09	$0.18

Basic and diluted weighted average number of shares outstanding (note 12)	85,925,034	76,706,380	82,644,677	75,364,796

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.

Condensed Consolidated Interim Statements of Equity

Unaudited - (Expressed in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive income (loss)	Deficit	Total
				Restated (note 3)	Restated (note 3)	Restated (note 3)
Balance at December 31, 2016	66,796,817	$67,553	$6,108	$18	$(34,497)	$39,182

Comprehensive loss for the period	–	–	–	$(21)	(13,420)	(13,441)
Shares issued pursuant to bought deal financing, net of share issue costs and flow-through liability (note 7 (b) iv)	9,542,402	32,760	–	–	–	32,760
Share options exercised (note 7 (b) v)	163,000	501	(192)	–	–	309
Warrants exercised (note 7 (b) vi)	371,114	929	(375)	–	–	554
Share-based compensation (note 8 (a))	–	–	1,367	–	–	1,367

Balance at June 30, 2017	76,873,333	$101,743	$6,908	$(3)	$(47,917)	$60,731

Balance at December 31, 2017	78,746,230	$105,870	$6,046	$(60)	$(70,997)	$40,859

Comprehensive loss for the period	–	–	–	157	(7,835)	(7,678)
Shares issued pursuant to private placement, net of share issue costs and flow-through liability (note 7 (b) i)	7,107,211	10,543	–	–	–	10,543
Share options exercised (note 7 (b) ii)	70,000	70	(35)	–	–	35
Warrants exercised (note 7 (b) iii)	15,000	33	(12)	–	–	21
Share-based compensation (note 8 (a))	–	–	439	–	–	439

Balance at June 30, 2018	85,938,441	$116,516	$6,438	$97	$(78,832)	$44,219

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

Unaudited - (Expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
		Restated (note 3)		Restated (note 3)
Cash (used in) provided by:

Operating activities:
Loss for the period	$(4,372)	$(9,348)	$(7,835)	$(13,420)
Items not involving cash:
Interest income	(34)	(77)	(46)	(141)
Accretion of provision for site reclamation and closure	10	10	19	20
Loss on marketable securities	(13)	133	159	173
Amortization of flow-through share premium (note 5)	(459)	(1,902)	(615)	(2,508)
Unrealized foreign exchange loss	(15)	38	58	44
Share-based compensation (note 8(a))	380	483	439	1,367
Depreciation of fixed assets	65	60	129	117
Changes in non-cash working capital:	–	–
Amounts receivable	73	(328)	530	(328)
Prepaid expenses and deposits	105	(1,497)	61	(3,127)
Accounts payable and accrued liabilities	(289)	1,488	7	2,420
Cash used in operating activities	(4,549)	(10,940)	(7,094)	(15,383)

Investing activities:
Interest received	34	77	46	141
Purchase of equipment	(60)	(91)	(60)	(140)
Mineral property acquisition costs	(1,005)	(15)	(1,027)	(29)
Increase in reclamation bond	(53)	–	(53)
Cash used in provided by investing activities	(1,084)	(29)	(1,094)	(28)

Financing activities:
Proceeds from issuance of common shares, net of cash share issuance costs (note 7 (b))	–	(1)	11,290	38,910
Proceeds from share option and warrant exercises (note 7 (b))	49	423	56	863
Cash provided by financing activities	49	422	11,346	39,773

Effect of foreign exchange rate changes on cash	34	(32)	(32)	(44)

(Decrease) Increase in cash	(5,550)	(10,579)	3,126	24,318
Cash, beginning of the period	11,150	37,354	2,474	2,457
Cash, end of the period	$5,600	$26,775	$5,600	$26,775

Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and effective July 17, 2017 the Company’s common shares commenced trading on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut (note 4 (a)), as well as the Homestake Ridge Project in northwestern British Columbia (note 4 (b)). The Company has also secured rights to various mining concessions in southern Peru (note 4 (c)).

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2017 except as follows:

•	Revenue Recognition

Effective January 1, 2018 the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The adoption of this standard did not impact the Company’s financial statements, as currently the Company does not earn revenues.

•	Financial instruments

Effective January 1, 2018 the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The adoption of this standard did not impact the Company’s financial statements as currently the Company does not hold any financial instruments for which the underlying accounting is impacted.

6 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

2.	Basis of presentation (continued)

(a)	Statement of compliance (continued)

•	Change in accounting policy for exploration and evaluation costs

Effective January 1, 2018 the Company elected to change its accounting policy for exploration and evaluation costs. As a result of this voluntary change in accounting policy, the Company has retrospectively restated certain prior period amounts within these condensed consolidated interim financial statements to be in accordance with this new policy. The voluntary change in policy and the impact on prior period amounts is detailed in note 3.

The revised accounting policy for exploration and evaluation costs and mineral property interests is as follows:

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities, including but not limited to researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statement of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are written off to the consolidated statement of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors of the Company on August 9, 2018.

7 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

2.	Basis of presentation (continued)

(b)	Basis of preparation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)	Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed consolidated interim financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in note 2 of the audited annual consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of these condensed consolidated interim financial statements. No new judgements were applied for the periods ended June 30, 2018 and 2017.

3.	Change in accounting policy

Effective January 1, 2018 the Company elected to change its accounting policy for exploration and evaluation costs incurred subsequent to the acquisition of a mineral property interest. Previously the Company had capitalized these costs as part of mineral property interests in accordance with IFRS 6 which allows for mining exploration companies to either capitalize or expense such costs.

Management determined that expensing exploration and evaluation costs would provide more relevant information to many of its financial statements users, as it would allow for comparisons to be drawn against both its Canadian peers, many of which choose to expense such costs, as well as its American peers as the policy is more in line with United States Generally Accepted Accounting Policies (“US GAAP”) requirements to expense costs, other than those incurred to acquire the right to explore a mineral property, until the economic viability of a project is established.

The Company will continue to capitalize the costs incurred to acquire the right to explore a mineral property until the right is lost or the value of the mineral property is determined to be impaired.

See note 2 (a) for the Company’s revised accounting policy on exploration and evaluation costs and mineral property interests.

8 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

3.	Change in accounting policy (continued)

The impact of this voluntary change in accounting policy on prior period amounts is outlined below:

Statements of Financial Position

As at January 1, 2017	As previously reported	Adjustment	Restated
Mineral property interests	58,815	(22,765)	36,050
Accumulated other comprehensive (income) loss	(29)	11	(18)
Deficit	11,743	22,754	34,497
As at December 31, 2017	As previously reported	Adjustment	Restated
Mineral property interests	95,986	(58,728)	37,258
Accumulated other comprehensive (income) loss	256	(196)	60
Deficit	12,073	58,924	70,997

Statements of Loss and Comprehensive Loss

Three months ended June 30, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation costs	-	8,963	8,963
Loss for the period	385	8,963	9,348
Unrealized currency gain (loss) on translation of foreign operations	110	(90)	20
Net comprehensive loss	495	8,873	9,368

Loss per share (basic and diluted)	$0.01	$0.12	$0.12

Six months ended June 30, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation costs	-	12,222	12,222
Loss for the period	1,198	12,222	13,420
Unrealized currency gain (loss) on translation of foreign operations	118	(97)	21
Net comprehensive loss	1,316	12,125	13,441

Loss per share (basic and diluted)	$0.02	$0.16	$0.18

Statement of Cash Flows

Three months ended June 30, 2017	As previously reported	Adjustment	Restated
Loss for the period	(385)	(8,963)	(9,348)
Share-based compensation	315	168	483
Depreciation of fixed assets	-	60	60
Unrealized foreign exchange (loss) gain	50	(12)	38
Changes in non-cash working capital
Prepaid expenses and deposits	23	(1,520)	(1,497)
Accounts payable and accrued liabilities	(96)	1,583	1,487
Cash used in operating activities	(2,258)	(8,684)	(10,942)
Exploration and evaluation costs	(8,699)	8,699	-
Acquisition of mineral property interests	-	(15)	(15)
Cash used in investing activities	(8,711)	8,684	(27)

9 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

3.	Change in accounting policy (continued)

Statement of Cash Flows

Six months ended June 30, 2017	As previously reported	Adjustment	Restated
Loss for the period	(1,198)	(12,222)	(13,420)
Share-based compensation	787	580	1,367
Depreciation of fixed assets	-	117	117
Unrealized foreign exchange (loss) gain	36	7	43
Changes in non-cash working capital
Prepaid expenses and deposits	(188)	(2,939)	(3,127)
Accounts payable and accrued liabilities	(18)	2,438	2,420
Cash used in operating activities	(3,365)	(12,019)	(15,384)
Exploration and evaluation costs	(12,047)	12,047	-
Acquisition of mineral property interests	-	(29)	(29)
Cash used in investing activities	(12,046)	12,019	(27)

4.	Mineral property interests

(a)	Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada. The permits are located between the Meliadine deposit and Meadowbank mine and cover approximately 120 km of strike length of the prospective greenstone belt and greater than 350,000 hectares collectively.

(b)	Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia. The project is being explored as a potential high-grade underground mining operation.

10 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

4.	Mineral property interests (continued)

(c)	Peruvian exploration projects

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019		-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

During 2017 the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transferring the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Sombrero

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and has made cash payments totalling US$0.2 million. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5.0 million.

Mollecruz

On June 22, 2018 the Company entered an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are key claims in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% NSR, through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019		50	150
June 22, 2020		100	150
June 22, 2021		200	500
June 22, 2022		300	700
June 22, 2023		900	1,500
Total		1,600	3,000

11 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

4.	Mineral property interests (continued)

(c)	Peruvian exploration projects (continued)

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$ 6.0 million), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (September 22, 2016)	Completed	100	-
September 22, 2017	Completed	100	-
September 22, 2018		100	200
September 22, 2019		200	250
September 22, 2020		150	1,000
September 22, 2021		2,500	2,000
Total		3,150	3,450

(d)	Costs capitalized as mineral property interests:

The following is a continuity of the Company’s mineral property acquisition costs:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2016	$18,725	$16,060	$1,265	$36,050
Additions	80	-	1,308	1,388
Change in estimate of provision for site reclamation and closure	(124)	-	-	(124)
Currency translation adjustment	-	-	(56)	(56)
Balance at December 31, 2017	$18,681	$16,060	$2,517	$37,258
Additions	-	-	1,027	1,027
Currency translation adjustment	-	-	117	117
Balance at June 30, 2018	$18,681	$16,060	$3,661	$38,402

5.	Flow-through share premium liability

2018 Flow-through share premium liability

On March 23, 2018 the Company completed a private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “2018 Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share ($2.35 per share), for gross proceeds of US$2.0 million ($2,561). The 2018 Flow-Through Shares were issued at a premium of US$0.52 ($0.67) per 2018 Flow-Through Share, calculated as the difference between the price of a 2018 Flow-Through Share and the price of a common share at that date, as tax deductions generated by the eligible expenditures will be passed through to the shareholders of the 2018 Flow-Through Shares once the eligible expenditures are incurred and renounced. The Company recognized a flow-through share premium liability of $737 related to the 1,091,826 2018 Flow-Through Shares issued, which represents the Company’s obligation to spend $2,561 on eligible expenditures on the Company’s Committee Bay project.

As of June 30, 2018, eligible expenditures totaling $1,885 have been incurred in relation to the 2018 Flow-Through Shares. The liability has been amortized accordingly and the $195 balance at June 30, 2018 represents the Company’s obligation to spend the remaining funds, totaling $676 on eligible expenditures by the end of 2019.

12 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

5.	Flow-through share premium liability (continued)

2017 Flow-through share premium liability

On January 24, 2017, the Company completed a brokered equity offering for gross proceeds of approximately $41,172 through the issuance of 4,590,818 flow-through shares (the “2017 Flow-Through Shares”) at a price of $5.01 per 2017 Flow-Through Share and 4,951,584 common shares at a price of $3.67 per common share. The 2017 Flow-Through Shares were issued at a premium of $1.34 per 2017 Flow-Through Share, calculated as the difference between the price of a 2017 Flow-Through Share and the price of a common share at that date, as tax deductions generated by the eligible expenditures will be passed through to the shareholders of the 2017 Flow-Through Shares once the eligible expenditures are incurred and renounced. The Company recognized a flow-through share premium liability of $6,151 related to the 4,590,818 flow-through shares issued, which represents the Company’s obligation to spend $23,000 on eligible expenditures.

As of June 30, 2018, eligible expenditures totaling $22,579 have been incurred in relation to the 2017 Flow-Through Shares (December 31, 2017 - $22,307), of which $15,500 related to the Committee Bay project and $7,079 to the Homestake Ridge project. The liability has been amortized accordingly and the balance at June 30, 2018 of $112 (December 31, 2017 - $185) represents the Company’s obligation to spend the remaining funds, totaling $421, on eligible expenditures by the end of 2018 as permitted under the look-back rule. Exploration expenditures renounced under the look-back rule can be incurred up to a year after the end of the calendar year in which they were raised.

The continuity of the combined liability is as follows:

	June 30, 2018	December 31, 2017
Opening balance	$185	$-
Flow-through share premium liability at issuance	737	6,151
Amortization of flow-through share premium	(615)	(5,966)
Closing balance	$307	$185

6.	Exploration and evaluation costs

For the three months ended June 30, 2018 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$87	$20	$53	$160
Exploration drilling	-	-	-	-
Camp cost, equipment and field supplies	136	34	142	312
Geological consulting services	36	25	278	339
Geophysical analysis	-	-	101	101
Permitting, environmental and community costs	58	30	530	618
Expediting and mobilization	63	40	14	117
Salaries and wages	298	94	169	561
Fuel and consumables	10	-	6	16
Aircraft and travel	857	4	43	904
Share based compensation	52	9	83	144
Total for the three months ended June 30, 2018	$1,597	$256	$1,419	$3,272

13 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

6.	Exploration and evaluation costs (continued)

For the three months ended June 30, 2017 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$150	$6	$18	$174
Exploration drilling	1,224	-	-	1,224
Camp cost, equipment and field supplies	264	53	209	526
Geological consulting services	694	113	377	1,184
Geophysical analysis	131	-	-	131
Permitting, environmental and community costs	95	53	815	963
Expediting and mobilization	244	-	15	259
Salaries and wages	856	132	113	1,101
Fuel and consumables	-	19	5	24
Aircraft and travel	3,037	37	135	3.209
Share based compensation	72	41	55	168
Total for the three months ended June 30, 2017	$6,767	$454	$1,742	$8,963

For the six months ended June 30, 2018 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$104	$27	$101	$232
Exploration drilling	128	-	307	435
Camp cost, equipment and field supplies	356	52	516	924
Geological consulting services	125	140	456	721
Geophysical analysis	2	-	101	103
Permitting, environmental and community costs	145	54	681	880
Expediting and mobilization	77	41	19	137
Salaries and wages	564	132	244	940
Fuel and consumables	10	-	9	19
Aircraft and travel	933	4	65	1,002
Share based compensation	63	10	97	170
Total for the three months ended June 30, 2018	$2,507	$460	$2,596	$5,563

For the six months ended June 30, 2017 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$159	$7	$36	$202
Exploration drilling	1,319	-	-	1,319
Camp cost, equipment and field supplies	508	82	314	904
Geological consulting services	801	235	524	1,560
Geophysical analysis	131	-	24	155
Permitting, environmental and community costs	131	53	1,019	1,203
Expediting and mobilization	334	-	16	350
Salaries and wages	1,110	227	149	1,486
Fuel and consumables	223	19	8	250
Aircraft and travel	3,964	72	177	4,213
Share based compensation	272	114	194	580
Total for the three months ended June 30, 2017	$8,952	$809	$2,461	$12,222

14 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

7.	Share capital

(a)	Authorized

Unlimited common shares without par value

(b)	Share issuances

Six months ended June 30, 2018:

i.	On March 23, 2018 the Company closed the “2018 Offering” by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million. The 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “2018 Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The 2018 Flow-Through Shares formed part of a donation arrangement and were ultimately purchased by Goldcorp Inc. (“Goldcorp”) and enabled Goldcorp to maintain its 12.5% interest in the Company under the terms of the January 2017 Investor Rights and Obligations Agreement between Goldcorp and the Company. The proceeds from the sale of the 2018 Flow-Through Shares will be used exclusively for exploration on the Company’s Committee Bay project.

Share issue costs related to the 2018 Offering totalled $1,335, which included $756 in commissions, and $579 in other issuance costs. The gross proceeds from the 2018 Offering were also offset by $737, an amount related to the flow-through share premium liability (note 5). A reconciliation of the impact of the 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Cash share issue costs	-	(1,335)
Proceeds net of share issue costs	7,107,211	11,280
Flow-through share premium liability	-	(737)
	7,107,211	$10,543

ii.	During the six months ended June 30, 2018, 70,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.51 for gross proceeds of $35. Attributed to these share options, fair value of $35 was transferred from the equity reserves and recorded against share capital.

iii.	During the six months ended June 30, 2018, 15,000 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.40 for gross proceeds of $21. Attributed to these share purchase warrants, fair value of $12 was transferred from the share option and warrant reserve and recorded against share capital.

15 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

7.	Share capital (continued)

(b)	Share issuances (continued)

Six months ended June 30, 2017:

iv.	On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41,172 (the “2017 Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the 2017 Offering totalled $2,261, which included $2,022 in commissions, and $239 in other issuance costs. The gross proceeds from the 2017 Offering were also offset by $6,151, an amount related to the flow-through share premium liability (note 5). A reconciliation of the impact of the 2017 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

v.	During the six months ended June 30, 2017, 163,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $1.90 for gross proceeds of $309. Attributed to these share options, fair value of $192 was transferred from the equity reserves and recorded against share capital.

vi.	During the six months ended June 30, 2017, 371,114 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.49 for gross proceeds of $554. Attributed to these share purchase warrants, fair value of $375 was transferred from the equity reserves and recorded against share capital.

8.	Share option and warrant reserves

(a)	Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2016	4,753,000	$1.77
Granted	530,000	3.19
Exercised	(453,000)	1.18
Expired	(20,000)	2.63
Outstanding, December 31, 2017	4,810,000	$1.97
Granted	1,775,000	1.42
Exercised	(70,000)	0.51
Forfeited	(6,250)	3.04
Expired	(55,000)	2.63
Outstanding, June 30, 2018	6,453,750	$1.83

16 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

8.	Share option and warrant reserves (continued)

(a)	Share-based payments (continued)

As at June 30, 2018, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	890,000	$.51	0.64	890,000	$0.51	0.64
Aug 17, 2020	1,070,000	1.30	2.13	1,070,000	1.30	2.13
June 21, 2021	2,195,000	2.63	2.98	2,195,000	2.63	2.98
Jan 10, 2022	440,000	3.22	3.53	385,000	3.22	3.53
May 5, 2022	83,750	3.04	3.85	67,500	3.04	3.85
June 20, 2023	875,000	1.42	4.98	218,750	1.42	4.98
June 26, 2023	900,000	1.42	4.99	225,000	1.42	4.99
	6,453,750	$1.83	3.12	5,051,250	$1.92	2.62

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the three and six months ended June 30, 2018 and 2017 the company recognized share-based compensation expense as follows:

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Recognized in net loss:
Included in exploration and evaluation costs	$144	$168	$170	$580
Included in fees, salaries and other employee benefits	226	313	259	772
Included in project investigation costs	10	2	10	15
	$380	$483	$439	$1,367

During the three and six months ended June 30, 2018, the Company granted 1,775,000 share options to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share options was calculated as $0.75 using the Black-Scholes option valuation model at the grant date.

During the three and six months ended June 30, 2017, the Company granted 90,000 and 530,000 share options, respectively, to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share options was calculated as $2.05 and $1.83, respectively, using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the three and six months ended June 30, 2018 and 2017 were estimated using the Black-Scholes option valuation model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Risk-free interest rate	1.97%	0.87%	1.97%	0.94%
Expected dividend yield	Nil	nil	Nil	nil
Share price volatility	67%	76%	67%	77%
Expected life in years	4.36	4.35	4.36	4.34

The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options.

17 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

8.	Share option and warrant reserves (continued)

(b)	Share purchase warrants

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, December 31, 2016	2,018,877	$1.59
Expired	(37,150)	1.34
Exercised	(1,954,011)	1.60
Outstanding, December 31, 2017	27,716	$1.40
Expired	(12,716)	1.40
Exercised	(15,000)	1.40
Outstanding, June 30, 2018	-	$1.40

9.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a) Related parties

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Universal Mineral Services Ltd. [1]
Fees, salaries and other employee benefits	$139	$178	$303	$295
Legal and professional fees	6	-	6	-
Marketing and investor relations	18	3	18	3
Insurance	-	-	1	-
Office and administration	96	110	171	221
Regulatory, transfer agent and shareholder information	-	1	-	3
Project investigation costs	-	5	6	10
Exploration and evaluation costs:
Committee Bay	107	198	283	299
Homestake	71	31	98	55
Peru	18	111	44	196
Total transactions for the period	$455	$637	$930	$1,082

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis.

The outstanding balance owing at June 30, 2018 was $160 (December 31, 2017 – $179). In addition, the Company had $150 on deposit with UMS as at June 30, 2018 (December 31, 2017 - $150).

During the period, compensation to key management personnel was as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Short-term benefits	$697	$718	$1,093	$977
Share-based payments	208	179	226	542
	$905	$897	$1,319	$1,519

18 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

10.	Supplemental cash flow information

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Deferred acquisition costs capitalized in mineral properties	$-	$-	$-	$160
Deferred financing costs included in share issue costs	-	-	10	-
Additions to equipment included in accounts payable	(60)	-	60	-

11.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

June 30, 2018	Canada	Peru	Total

Restricted cash	$115	$-	$115
Equipment, net	1,550	59	1,609
Mineral property interests	34,741	3,661	38,402
	$36,406	$3,720	$40,126

December 31, 2017	Canada	Peru	Total

Restricted cash	$115	$-	$115
Equipment, net	1,612	63	1,675
Mineral property interests (restated – note 3)	34,741	2,517	37,258
	$36,468	$2,580	$39,048

12.	Loss per share

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(Restated - note 3)		(Restated - note 3)
Net loss	$4,034	$9,348	$7,497	$13,420
Weighted average number of shares outstanding	85,925,034	76,706,380	82,644,677	75,364,796
Basic and diluted loss per share	$0.05	$0.12	$0.09	$0.18

All of the outstanding share options and share purchase warrants at June 30, 2018 and 2017 were anti-dilutive for the periods then ended as the Company was in a loss position.

19 of 20

Auryn Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2018 and 2017

13.	Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at June 30, 2018 and December 31, 2017 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. No transfer occurred between the levels during the year.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at June 30, 2018 the primary risks were as follows:

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at June 30, 2018 and December 31, 2017 the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

	June 30, 2018	December 31, 2017

Financial assets denominated in foreign currencies	$641	$195
Financial liabilities denominated in foreign currencies	(28)	(1)
Net exposure	$613	$194

A 10% increase or decrease in the US dollar exchange rate would result in an increase or decrease in the Company’s net loss for the six months ended June 30, 2018 of approximately $61.

(ii) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its held for trading investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

14.	Subsequent events

On July 30, 2018 the Company announced that it has arranged a $4,600 non-brokered flow-through private placement. The placement will consist of approximately 1.25 million flow-through common shares priced at CAD$1.60 per flow-through share and approximately 1.5 million charity flow-through shares priced at CAD$ 1.75 per charity flow-through share.

20 of 20